Contact

www.linkedin.com/in/steven-himmel (LinkedIn)

Top Skills

Financial Modeling
Leveraged Finance
Valuation

Languages

English
Spanish

Steven Himmel

Partner at Vanterra Capital
New York

Summary

Seasoned investment professional with over 13 years of financial experience in New York City. I have spent the last 10+ years as a member of Vanterra Capital, playing a key role in building out the private equity investment platform from day one. I have a broad skill set with specific experience in direct investments, co-investments, and opportunistic seed/anchor LP investments. I have also actively participated in angel investing since 2015, with a keen focus on the consumer space. Passionate about health & wellness, and investing in opportunities within what I call the ESY (Better for the Environment, Better for Society, and Better for You) category.

Experience

Vanterra Capital

Partner
November 2008 - Present (13 years 9 months)
New York City

FIRM OVERVIEW
Vanterra Capital is a global private equity firm that manages assets for a diverse investor base of ultra-high net worth partners and leading institutions. Vanterra directly manages capital across various private equity funds and associated investment vehicles.

Vanterra seeks to establish strategic relationships with specialized managers and teams that have a unique competitive advantage in specific industries, strategies, or geographies. Vanterra's strategic platforms established to date include Consumer, Health & Wellness, U.S. Healthcare, Small Business Credit, Distressed GP Secondaries, among others.

By partnering with specialized teams to create premier investment platforms, Vanterra seeks to opportunistically deploy capital to support the strategic and financial objectives of rapidly growing companies. The firm employs a flexible and opportunistic mandate.

EMPLOYMENT OVERVIEW
First junior investment employee hired at firm in 2008. Have grown into a
Partner role and now hold an Investment Committee Seat on certain Vanterra
funds.

Responsible for sourcing new investments opportunities, expanding Vanterra'a
network of LP and GP partnerships, leading due diligence efforts, creating
investment memoranda and financial models, and maximizing best practices
within the deal discovery and execution phase.

Engage management teams in post-execution monitoring to ensure annual
budgets and internal metrics are achieved, improving performance of the
Firm's portfolio across the board.

Communicate directly with current and prospective LPs, enhancing the Firm's
brand name within the private equity space.

Naadam
Investor & Board Observer
October 2017 - Present (4 years 10 months)
Greater New York City Area

Naadam responsibly sources & produces luxury knitwear while preserving
nomadic lifestyle in Mongolia.

Escale Digital
Investor & Advisor
July 2015 - Present (7 years 1 month)
São Paulo Area, Brazil

Escale is a rapidly growing customer acquisition company located in São
Paulo, Brazil.

Bombas
Investor
September 2014 - Present (7 years 11 months)

Bombas is a comfort focused sock and apparel brand with a mission to help
those in need. One purchased = one donated.

WM Partners, LP

Board Observer

November 2016 - April 2018 (1 year 6 months)
Miami/Fort Lauderdale Area

Board Observer for single asset private equity fund that Vanterra anchored in 2016. Vehicle was established to pursue a roll-up strategy in the vitamins, minerals, and supplements (VMS) space. The Fund's single asset, Wellnext, is a leading vertically integrated manufacturer of organic, natural, and food-based supplements sold through specialty retail, online, and DTC channels. In April 2018, WM sold Wellnext to Clorox, yielding a 2.7x MoC.

FeraDyne Outdoors

Investor, Board Member
2011 - 2014 (3 years)

Feradyne Outdoors manufactures outdoor sports goods. The Company offers bow-hunting products including bows, arrows, nocks, crossbows, broad heads, quivers, and other archery products. Sourced investment opportunity and ultimately represented the firm as a board member. Investment ultimately sold to a middle market private equity firm, realizing a 3.5x net MoC in under four years.

Credit Suisse

Analyst - Leveraged Finance Origination & Restructuring (LFO&R)
2006 - December 2008 (2 years)
New York City

FIRM / GROUP OVERVIEW
Credit Suisse Group is one of the largest financial institutions in the world, operating in more than 50 countries and employing more than 46,000 people. Its two primary business divisions are Private Banking & Wealth Management and Investment Banking. LFO&R works closely with the investment banking industry groups to structure transactions. The team also helps to restructure advisory engagements and provides capital structure and advisory services in distressed M&A situations. LFO&R is considered one of the leading products groups on Wall Street.

EMPLOYMENT OVERVIEW
Contributed to deal origination and execution of leveraged buyout, financing, recapitalization and restructuring transactions by conducting operational and financial due diligence, creating detailed memoranda and providing analysis to management.

Constructed comprehensive operating and liquidity models, enhancing ability of deal team to quantify debt capacity and analyze key drivers/risks of companies across a number of industries.

Member of CS Analyst Committee, selected from a group of candidates in highest standing with senior management.

Education

University of Michigan - Stephen M. Ross School of Business
Bachelor's Degree, Finance/Accounting · (2002 - 2006)

International Baccalaureate
· (1998 - 2002)